February 18, 2016

James O’Connor, Esquire

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Quantitative Management Funds, Inc. (“Registrant”)

 on behalf of the following series and classes:

  T. Rowe Price QM U.S. Value Equity Fund

  T. Rowe Price QM U.S. Value Equity Fund—Advisor Class

T. Rowe Price QM U.S. Value Equity Fund—I Class

T. Rowe Price QM U.S. Small & Mid-Cap Core Equity Fund

T. Rowe Price QM U.S. Small & Mid-Cap Core Equity Fund—Advisor Class

T. Rowe Price QM U.S. Small & Mid-Cap Core Equity Fund—I Class

T. Rowe Price QM Global Equity Fund

T. Rowe Price QM Global Equity Fund—Advisor Class

T. Rowe Price QM Global Equity Fund—I Class (each, a “Fund” and together, the “Funds”)

 File Nos.: 811-08203 / 333-26323

Dear Mr. O’Connor:

The following is in response to your comments provided on January 26, 2016 regarding the Registrant’s Post-Effective Amendment Number 26 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on December 11, 2015 (the “Rule 485(a) Amendment”). Your comments and our responses are set forth below.

T. Rowe Price QM Global Equity Fund

Comment:

We suggest revising footnote (c) to the fee table to state that the expense limitation agreement may be terminated by the Fund’s Board of Directors at any time with 60 days’ notice. We feel that this revision would more clearly state the requirements of Section 15(a) under the Investment Company of 1940, as amended (“1940 Act”).

Response:

We have reviewed the terms of each Fund’s Expense Limitation Agreement and Investment Management Agreement and note that, consistent with the requirements Section (15)(a)(3) under the 1940 Act, each Investment Management Agreement may be terminated by the Funds’ Board of Directors at any time with 60 days’ notice. While each Expense Limitation Agreement terminates automatically upon the termination of the Fund’s Investment Management Agreement, it does not contain a similar clause to the Investment Management Agreement allowing termination at any time with 60 days’ notice. Because the Expense Limitation Agreement does not contain such a clause, we do not intend to add a 60-day notice requirement to the footnote. However, since the Expense Limitation Agreement provides that it may be terminated by the Board of Directors at any time beyond the initial termination date, we intend to remove the second sentence in the footnote and replace it with the following:

The agreement may be terminated at any time beyond April 30, 2018, with approval by the Fund’s Board of Directors.

Comment:

Under “Principal Investment Strategies,” please define the term “equity-related instruments.”

Response:

We intend to remove the reference to “equity-related instruments” from the principal investment strategies section since we do not expect these instruments to be part of the Fund’s principal investment strategies. In accordance with Rule 35d-1 under the 1940 Act, the Fund has adopted a policy to invest at least 80 % of its net assets in equity securities. However, compliance with this policy will be achieved predominantly through the purchase of common stocks so the references to other types of equity securities and equity-related instruments will be removed from the principal investment strategies.

Comment:

Please define, where appropriate, the terms large-cap and mid-cap as used in a global context. We note that funds may use “any reasonable definition” of these terms, but definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff. See Question 6 to Frequently Asked Questions about Rule 35d-1 released by the Division of Investment Management (December 4, 2001) (“35d-1 FAQs”).

Response:

We note that the 35d-1 FAQs, consistent with Rule 35d-1 under the 1940 Act, address “certain broad categories of investment company names that are likely to mislead investors about an investment company's investments and risks.” Question 6 of the 35d-1 FAQs in particular addresses funds that use the terms “small-cap,” “mid-cap,” or “large-cap” in their name. Because the T. Rowe Price QM Global Equity Fund (“Global Equity Fund”) and T. Rowe Price QM U.S. Value Equity Fund (“Value Equity Fund”) do not contain any of the terms addressed in Question 6 of the 35d-1 FAQs as part of their names, we feel that the staff’s position set forth in Question 6 does not apply in this instance. Therefore, we do not intend to disclose specifically how these Funds define a large-cap or mid-cap company, although we will retain the existing disclosure to provide shareholders with a general idea of the size of the companies that the Funds seek as part of their overall investment programs. The prospectus for the T. Rowe Price QM U.S. Small & Mid-Cap Core Equity Fund (“SMID Equity Fund”), on the other hand, already includes a specific definition of how that Fund defines small- and mid-companies in accordance with Rule 35d-1.

Comment:

Under “Principal Investment Strategies,” we suggest that the term “bottom up” be defined.

Response:

We intend to revise the language as follows (new language is underlined):

Based on these models, the portfolio is typically constructed in a “bottom up” manner, an approach that focuses more on evaluations of individual stocks than on analyses of overall economic trends and market cycles.

Comment:

Under “Principal Investment Strategies,” please clarify whether the Global Equity Fund has an investment style. We note that the disclosure is very similar to the language in the Value Equity Fund prospectus.

Response:

The Global Equity Fund’s primary investment style is its use of quantitative models that rely on a variety of quantitative metrics, such as valuation, profitability, stability, and capital allocation, to evaluate companies. The Value Equity Fund similarly uses quantitative models but also employs a value approach that focuses specifically on companies whose securities, in the adviser’s opinion, are undervalued. While the Global Equity Fund considers valuation as a metric, we intend to modify the third paragraph of the principal investment strategies as follows to clarify the overall investment approach:

The “QM” in the fund’s name reflects the concept that the fund employs a “quantitative management” strategy relying on quantitative models developed by T. Rowe Price to help identify stocks that could be included in the portfolio. Based on these models, the portfolio is typically constructed in a “bottom up” manner, an approach that focuses more on evaluations of individual stocks than on analyses of overall economic trends and market cycles. The fund’s adviser uses the models to analyze various metrics, such as returns on equity, capital expenditure, projected growth rates, and price-to-earnings, price-to-cash flows, and price-to-book ratios. Stocks are then ranked to capture their relative valuation, profitability, stability, management capital allocations, and indicators of near term appreciation potential when compared to other stocks within the relevant investing universe. The fund may select stocks with either growth or value characteristics after evaluating the metrics, but the portfolio is generally constructed by buying higher ranked stocks and selecting stocks to sell from those that have a lower rank, subject to overall risk controls and desired portfolio characteristics.

Comment:

Under “Principal Investment Strategies,” where appropriate, please define what the Fund considers to be a “sector.”

Response:

We recognize the importance of defining sectors for a fund that focuses its investments in a particular sector or includes a particular sector in its name. The Funds, however, do not focus on any particular sector or sectors but instead rely on quantitative models developed by the adviser. As stated in the “Principal investment strategies,” sector allocation is “driven primarily by the quantitative models and security selection.” Since the Fund does not focus on any particular sector as part of its principal investment strategies, we do not feel that it would be appropriate to define what the Fund considers to be a “sector” as part of the principal investment strategies.

Comment:

Under “Principal Risks,” we do not understand “Investment style risk.” Does the Fund have a predominant investment style? If so, disclose the Fund’s investment style under “Principal Investment Strategies.”

Response:

The Fund relies on quantitative models to invest and does emphasize a particular investment style. As a result, we intend to consolidate the concepts described under both “investment style risk” and “quantitative model risk” into a single risk factor that will be entitled “quantitative model risk.”

Comment:

In Section 2, under the heading, “How Your Purchase, Sale, or Exchange Price Is Determined,” we note that the Fund may take up to a day to process a request. When calculating a Fund’s net asset value (“NAV”), Rule 2a-4 under the 1940 Act requires Funds to reflect changes in holdings of portfolio securities and changes in the number of outstanding shares resulting from distributions, redemptions, and repurchases no later than the first business day following the trade date. But once processed, Rule 22c-1 under the 1940 Act requires the redemption or purchase be at the NAV next determined after the request was received by the Fund.

Response:

We will modify this section to state that the redemption or purchase be at the NAV next determined after the request was received in correct form (rather than accepted) by the Fund.

Comment:

In Section 2, under the heading, “How You Can Receive the Proceeds From a Sale,” we note that the sentence states: “If for some reason we cannot accept your request to sell shares, we will contact you” appears to violate Rule 22c-1 under the 1940 Act. Please explain.

Response:

We recognize that mutual funds are required to issue “redeemable securities” that provide shareholders with a right to redemption in accordance with Section 2 under the 1940 Act, and we further recognize that Rule 22c-1 under the 1940 Act generally requires investment companies issuing redeemable securities to sell, redeem, or repurchase any such security at a price based on the current net asset value which is next computed after receipt of an order to purchase or sell such security. We feel that the sentence in question does not contradict these requirements. The disclosure immediately preceding this sentence explains how a shareholders’ purchase, sale, or exchange price is determined, and it also explains how shareholders can receive the proceeds from a sale of fund shares, all in accordance with 1940 Act requirements. The preceding language also notes that a request to redeem shares must be received in correct form. For example, if a redeeming shareholder provides incorrect information or fails to provide the necessary information to enable us to accept the transaction, we will be unable to process the redemption request. The sentence in question is not intended to restrict a shareholder’s right to redemption or contradict the requirements of Rule 22c-1 under the 1940 Act, but is instead intended to alert shareholders that if for some reason their redemption request cannot be processed, we will try to contact them prior to rejecting the request. For clarity, we intend to modify the sentence as follows (new language underlined):

If for some reason your request to sell shares cannot be processed because it is not received in correct form, we will attempt to contact you.

Comment:

Section 3 of the prospectus contains disclosure on convertible securities and warrants. Please clarify whether convertibles are the only “equity-related” securities in which the Fund intends to invest. As commented previously, the term “equity-related” needs to be defined.

Response:

The Fund’s investments in equity-related securities may include convertible securities and warrants, as well as exchange-traded funds and certain derivatives, such as futures and options, that provide exposure to equity securities. As noted previously, we intend to remove the reference to equity-related securities from the Principal Investment Strategies section. However, we intend to add disclosure to section 3 to provide examples of what the Fund considers equity-related securities and to describe such instruments as a non-principal strategy.

Comment:

Section 3 of the prospectus contains disclosure on Participation (P-notes). If P-notes are a principal investment strategy, this disclosure should be summarized in the summary prospectus.

Response:

The disclosure on P-notes is included only in the statutory prospectus because the Global Equity Fund intends to invest in P-notes to a limited extent rather than as part of its principal investment strategies. The Fund’s limit on P-notes aligns with the limit for most other T. Rowe Price international and global funds; however, we do not feel a 20% is necessary for this Fund. As such, we intend to lower the Fund’s limit on P-notes investments to 10% and modify the disclosure as follows:

Operating policy Fund investments in P-notes are limited to 10% of total assets. Investments in P-notes are not subject to the limit on investments in hybrid instruments.

Comment:

Section 3 of the prospectus contains disclosure on futures and options. If investing in futures, options, hybrids, or any other derivatives is a principal investment strategy of the Fund, such investing and its attendant risks must be summarized in the summary prospectus. In addition, we note that the Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter provides that such disclosure should:

- Be in plain English;

- Identify specifically the derivatives in which the fund intends to invest as part of its principal investment strategy;

- Be tailored to the fund’s specific use of derivatives, the extent of their use, and their related risks;

- Provide investors with a specific risk profile of the fund’s derivatives investments, rather than a list of risks of various derivative strategies;

- Explain the purpose of the fund’s derivatives trading; and

- Address the degree of economic exposure (not just the amount invested).

Please present the Fund’s derivatives disclosure in substantial conformity with this guidance. In addition, this disclosure should be reviewed on an ongoing basis to assess its completeness and accuracy in light of the Fund’s actual use of derivatives.

Response:

Derivatives, including futures and options, are not expected to be part of the Fund’s principal investment strategies. Because the Fund is expected to invest in derivatives only to a limited extent, we have only included derivatives-related disclosure in the statutory section of the prospectus. If the use of a derivative instrument rises to the level of a principal investment strategy in the future, we will include the particular instrument, along with its primary purposes and principal risks, in the summary prospectus.

Comment:

In Section 3, under the heading “Lending of Portfolio Securities,” since the disclosure mentions the 33 1/3% limitation imposed by the Salomon Brothers no-action letter, dated May 4, 1975, we suggest that you mention the requirement of the two 1972 State Street no-action letters (State Street Bank & Trust Co., dated September 29, 1972, and State Street Bank & Trust Co., dated January 29, 1972), which require that the loans be secured by at least 100% collateral.

Response:

We note that the Statement of Additional Information (“SAI”) states: “Securities loans may be made by the funds to broker-dealers, institutional investors, or other persons pursuant to agreements requiring that the loans be continuously secured by collateral at least equal at all times to the value of the securities lent, marked to market on a daily basis.” Because we include this disclosure elsewhere in the registration statement, we do not intend to modify the prospectus disclosure at this time. If the Fund engages in securities lending to a greater degree in the future, we will add more comprehensive prospectus disclosure relating to securities lending, including the requirement that the loans be secured by at least 100% collateral.

T. Rowe Price QM Global Equity Fund—I Class

Comment:

All of the comments made with respect to the retail class prospectus apply to similar disclosure in this Fund’s prospectus describing the I Class shares.

Response:

We will apply incorporate all comments and our corresponding disclosure modifications to applicable language in this prospectus.

Comment:

We note that the fee waiver and reimbursement structure described in footnote (b) to the fee table differs somewhat from the Fund’s retail class.

Response:

We confirm that the expense limitation arrangement with respect to the Fund’s I class differs from the expense limitation arrangements with respect to the Fund’s Investor Class and Advisor Class. As detailed in each class’s respective section of the Expense Limitation Agreement, the limit for the I class caps its operating expenses, whereas the limits for the other classes cap their total expense ratio.

Comment:

In Section 2, under the heading “How Your Purchase, Sale, or Exchange Price Is Determined,” please make clear that, where a person is designated in the prospectus as “authorized to consummate transactions,” the Fund is required to do so at a price based on NAV next computed after the authorized representative’s receipt of the order to buy or sell. Of course, the order must be transmitted and paid for, but it is not entirely clear that the transmittal and pay-for do not have to occur before the order is priced. See Rule 22c-1 under the 1940 Act. Even if an authorized representative were to fail in its duty to transmit timely the order, the Fund is required to process the order at the NAV next computed after receipt of the order by the authorized representative.

Response:

The Fund has entered into agreements with intermediaries that require the intermediary to track the time transactions are received and to comply with certain procedures relating to the transmission of the orders to the Fund. If an intermediary transmits an order to us after the contractual deadline, it will be up to the intermediary to make the client whole (for example, by adjusting shares to make up the difference, if permitted).

We intend to revise the disclosure as follows:

The funds have authorized certain third-party intermediaries or their designees to accept orders to buy or sell fund shares on their behalf. When authorized intermediaries receive an order in correct form, the order is considered as being placed with the fund and shares will be bought or sold at the net asset value next calculated after the order is received by the authorized intermediary. The intermediary must transmit the order to T. Rowe Price and pay for such shares in accordance with the agreement with T. Rowe Price or the order may be canceled and the intermediary could be held liable for the losses.

T. Rowe Price QM Global Equity Fund—Advisor Class

Comment:

All of the comments made with respect to the retail and I class prospectuses apply to similar disclosure in this Fund’s prospectus describing the I Class shares.

Response:

We will apply all comments and our corresponding disclosure modifications to applicable language in this prospectus.

T. Rowe Price QM U.S. Value Equity Fund

Comment:

If the Fund’s foreign investments may include investments in emerging market countries, please mention this fact in the “Principal Investment Strategies.”

Response:

We will revise the Principal Investment Strategies to state that the Fund may invest in countries located in emerging markets to a limited extent and add applicable risk disclosure.

Comment:

Under “Principal Risks,” you state the following under “Investment style risk”:

The fund’s value approach to investing carries the risk that the intrinsic value of a stock with value characteristics may not be fully recognized by the market for a long time or a stock judged to be undervalued may be appropriately priced at a low level. Value stocks may fail to appreciate for long periods and may never reach what the adviser believes are their full market values.

Given this risk disclosure, please clarify what is meant by the Fund’s focus on “near term valuation potential” that is mentioned in the “Principal Investment Strategies” section.

Response:

The Fund’s focus on near term, as opposed to long term, valuation potential carries with it the risk that the Fund may not actually benefit from a stock’s good value for a long time. We feel that the risk disclosure accurately captures the risks associated with the Fund’s principal investment strategy to focus on “near term valuation potential” and do not intend to modify the disclosure at this time.

Statement of Additional Information

Comment:

Under “Management of the Funds,” you state that “[e]ach director brings a diverse perspective to the Boards. Having raised the issue of diversity, we suggest that it be disclosed whether the Boards have a formal diversity policy. See Section 407(c)(2)(vi) of Regulation S-K applied through Item 22(b)(15)(ii)(A) of Schedule 14A.

Response:

Section 407(c)(2)(vi) of Regulation S-K states that “[i]f the nominating committee (or the board) has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the nominating committee (or the board) assesses the effectiveness of its policy.” The Board considers diversity as a factor in nominees, but does not have a formal diversity policy. Since we are not aware of a requirement under Form N-1A to specifically state whether or not the Board has adopted a formal diversity policy, we do not intend to modify our SAI disclosure at this time.

Comment:

The SAI includes disclosure regarding the Funds’ use of P-notes. If P-notes are part of the Funds’ principal investment strategies, these risks should be summarized in the summary risk disclosure of the Global Equity Fund.

Response:

Because the Global Equity Fund does not intend to invest in P-notes as part of its principal investment strategies, we do not intend to add summary risk disclosure to that Fund’s prospectus.

Comment:

With respect to the industry concentration policy, please substitute the definition of concentration for open-end funds from Instruction 4 to Item 9(b)(1) f Form N-1A, i.e., invest more than 25% of the value of its net assets. We note that the total value of the fund’s assets would include assets purchased with leverage and any derivatives that are senior securities (i.e., are not fully collateralized by amounts maintained in a segregated account). It would also include the value of non-investment assets (such as receivables for shares sold or expense reimbursements as well as excluding liabilities that reduce the amount of a company’s investments. Certain types of routine transactions and securities loans, would also increase a company’s total assets because total assets do not reflect certain liabilities.

Response:

In accordance with Item 9(b)(1), the Funds will monitor their industry concentration policy based on net assets as opposed to total assets.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Funds are responsible for the adequacy and accuracy of the disclosure in their filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filing; and

• The Funds may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Quantitative Management Funds, Inc.